SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 24, 2010

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: June 24, 2010 By:__________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

[Translation into English from the original document in Spanish]

Buenos Aires, June 24, 2010

To

Comisión Nacional de Valores [Securities and Exchange Commisson in Argentina]

Ref.: Relevant Information (Art. 23)

Dear Sirs:

Through Resolution ENRG No. I-1260 dated June 17, 2010 (the "Resolution"), the ENARGAS (National Gas Regulator Entity) ordered that for the next 120 days MetroGAS will continue to manage its business under the supervision of an ENARGAS-appointed supervisor (the "Interventor") and, consequently, appointed Antonio Gómez (LE No. 5.071.379) as MetroGAS's Interventor.

As per the Resolution, such decision follows the announcement made by the Company on June 17, which was filed with the National Securities Commission and the Argentine Stock Exchange, Bolsa de Comercio, as a result of the MetroGAS Board of Directors decision to file for reorganization proceedings under Argentine Law (similar to US Chapter 11).

The Resolution states that the Interventor will (a) supervise and control all MetroGAS's activities that could have an impact in the public service gas supply rendered by Metrogas, which is the core of the license agreement; (b) initiate a corporate audit of MetroGAS; and (c) individualize and valuate all MetroGAS' assets.

The Company is currently analyzing the actions it will implement.

Without any further comments,

Magdalena Gonzalez Garaño

Capital Markets Relations